

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 22, 2010

via U.S. mail and facsimile

David E. Price, Chief Executive Officer
Algoil, Inc
13520 Oriental St.
Rockville, MD 20853

>   **RE: Algoil, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2009**
>   **Filed March 26, 2010**
>   **File No. 53144**

Dear Mr. Price:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Disclosure Controls and Procedures, page 10

1. Based on your disclosure it doesn't appear you concluded whether your disclosure controls and procedures were effective or ineffective as of June 30, 2010, as required by Item 307 of Regulation S-K. Please amend your Form 10-Q for the period ending June 30, 2010, to disclose your conclusions regarding the effectiveness of disclosure controls and procedures.

2. We note you do not provide the full definition for disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Specifically, your

definition of disclosure controls and procedures lacks "Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure…"   In future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

3. You provided the annual disclosures of Item 308 of Regulation S-K and disclose that as of June 30, 2010, your internal control over financial reporting was "not fully effective." Please amend to clearly state whether internal controls over financial reporting were "effective" or "ineffective." Also, since you include this disclosure, please provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief